Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-205610

August 7, 2015

13,059,139 Shares

Class A Common Stock

This free writing prospectus relates only to this offering and updates, and should be read together with, the preliminary prospectus dated August 3, 2015 (the “Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-205610).  The following information updates and supplements the Preliminary Prospectus.  Please refer to the preliminary prospectus dated August 7, 2015, which is included in Amendment No. 3 to the Registration Statement, for the full contents thereof, which can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1302215/000104746915006673/a2225643zs-1a.htm

All references to captions correspond to captions in the Preliminary Prospectus.  References to “we,” “us” and other terms in this free writing prospectus are used in the manner described in the Preliminary Prospectus.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

The following table includes the corrected calculation of net income attributable to Houlihan Lokey, Inc. per share—basic and diluted, the elimination of estimated expenses associated with this offering from pro forma as adjusted net income attributable to Houlihan Lokey, Inc. (unaudited) and the resulting change to pro forma as adjusted net income attributable to Houlihan Lokey, Inc. per share—basic and diluted (unaudited).

	Fiscal year ended			Three months ended
($ in thousands)	March 31, 2013	March 31, 2014	March 31, 2015	June 30, 2014	June 30, 2015
				(unaudited)
Consolidated statements of operations data:
Net income	$58,930	$61,428	$79,939	$14,357	$15,071
Net (income) loss attributable to noncontrolling interest	44	(108)	(58)	1	(26)
Net income attributable to Houlihan Lokey, Inc.	$58,974	$61,320	$79,881	$14,358	$15,045
Net income attributable to Houlihan Lokey, Inc. per share—basic and diluted(1)	$100.32	$104.31	$135.88	$24.42	$25.59
Weighted average number of shares outstanding used in computing per share amounts—basic and diluted(1)	587,866	587,866	587,866	587,866	587,866
Pro forma as adjusted net income attributable to Houlihan Lokey, Inc. (unaudited)(2)			$79,754		$15,663
Pro forma as adjusted net income attributable to Houlihan Lokey, Inc. per share—basic and diluted (unaudited)(2)			$1.32		$0.26
Pro forma as adjusted weighted average number of shares outstanding (unaudited)(2)			60,354,118		60,462,053

(1)                                 See Note 14 to our consolidated financial statements for an explanation of the calculations of our basic and diluted net income attributable to Houlihan Lokey, Inc. per share of common stock, and net income attributable to Houlihan Lokey, Inc. per share of common stock.

(2)                                 The pro forma as adjusted data give effect to the consummation of the proposed corporate reorganization described in the section titled “Organizational Structure,” the sale by the selling stockholders of 13,059,139 shares of Class A common stock in this offering, the repayment of the short-term note and the payment of estimated offering expenses payable by us. Pro forma as adjusted net income attributable to Houlihan Lokey, Inc. reflects an adjustment to remove historical income and expense associated with the non-operating assets that will be distributed to certain of our existing owners as described under “Dividend Policy”.

Pro forma as adjusted weighted average number of shares outstanding reflects the elimination of our existing common stock and the 10.425-for-1 relationship of shares of our common stock issued in the corporate reorganization to the outstanding shares of common stock of Fram.  Pro forma as adjusted weighted average number of shares outstanding does not give effect to (i) the issuance of restricted shares of Fram stock that we anticipate issuing to employees upon the settlement of deferred stock awards outstanding as of the date of this offering and the conversion in the corporate reorganization of such restricted shares into 1,277,855 restricted shares of Class B common stock (based on the midpoint of the price range listed on the cover page of this prospectus), which will be deposited in the HL Voting Trust and subject to lock-up agreements, (ii) the issuance of restricted shares of Fram stock that we anticipate granting under the 2006 Plan to employees in connection with this offering and the conversion in the corporate reorganization of such restricted shares into 3,086,759 restricted shares of Class B common stock, which will be deposited in the HL Voting Trust and subject to lock-up agreements, or (iii) the issuance of shares of Class B common stock that we anticipate issuing upon the conversion of certain outstanding convertible notes, which we expect will be subject to certain voting and lock up arrangements.  See “Organizational Structure” for a description of the transactions.

CAPITALIZATION

The following table includes additional textual disclosure regarding the corporate reorganization and its impact on our cash and cash equivalents and capitalization.

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2015, as follows:

•                  on an actual basis;

•                  on a pro forma basis, giving effect to the corporate reorganization, including the making of a distribution to our direct holder that will ultimately be distributed pro rata and paid to our existing owners in the amount of $270.0 million, consisting of (i) a short-term note in the aggregate amount of $197.2 million, to be repaid immediately after the consummation of this offering, which will be allocated $94.5 million to ORIX USA and $102.7 million to the HL Holders, (ii) the New Note and (iii) certain of our non-operating assets (valued in the aggregate at approximately $22.8 million as of June 30, 2015 and which, together with the costs required to manage the non-operating assets, generated approximately $0.1 million of income before provision for income taxes and approximately $0.6 million of loss before provision for income taxes for income taxes for fiscal 2015 and the three months ended June 30, 2015, respectively), together with $5.0 million in cash to be used to complete a potential additional investment and in the administration of these assets after the closing of this offering, which will be distributed to certain of the HL Holders, in each case as described under “Organizational Structure.”  The Pro Forma column also reflects adjustments relating to the forgiveness of employee loans in the amount of $1.4 million, the repayment of an employee loan in the amount of $0.9 million, and the related reduction of certain stock subscriptions receivable of $2.3 million; and

•                  on a pro forma as adjusted basis, giving effect to the pro forma adjustments and the sale by the selling stockholders of 13,059,139 shares of Class A common stock in this offering, the repayment of the short-term note, the issuance of 8,696 shares of Class A common stock under the 2016 Plan to our non-employee directors, and the payment of estimated expenses associated with this offering, the corporate reorganization and related activities payable by us, in the aggregate amount of $10.5 million, less $0.9 million that was paid and expensed prior to June 30, 2015, the repayment of the short-term note in the aggregate amount of $197.2 million, and the repayment by ORIX Corporate Capital, Inc., a subsidiary of ORIX USA (“OCC”), of $139.6 million, which is the amount outstanding under the existing cash management arrangement.

	As of June 30, 2015
(in thousands, except share and per share data)	Actual	Pro Forma	Pro Forma as Adjusted
	(unaudited)
Cash and cash equivalents	$97,687	$93,587	$26,293
Receivable from affiliates(1)	196,669	215,163	75,600
Debt:
New Revolving Credit Facility	—	—	—
New Note	—	45,000	45,000
Existing promissory notes due to former employees(2)	—	18,494	18,494
Short-term note(3)	—	197,227	—
Redeemable noncontrolling interest	1,552	1,552	1,552
Total equity:
Stockholders’ equity
Common stock, par value $0.10 per share; 2,500,000 shares authorized, 587,866 shares issued and outstanding, actual; no shares authorized, issued and outstanding pro forma and pro forma as adjusted	59	—	—
Class A common stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; 1,000,000,000 shares authorized, no shares issued and outstanding, pro forma; 1,000,000,000 shares authorized and 13,067,835 shares issued and outstanding, pro forma as adjusted	—	—	13
Class B common stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; 1,000,000,000 shares authorized, 65,204,004 shares issued and outstanding, pro forma; 1,000,000,000 shares authorized, 52,144,865 shares issued and outstanding, pro forma as adjusted	—	65	52
Preferred stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual and pro forma; 5,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—	—
Additional paid-in capital	675,100	589,668	585,783
Retained earnings	185,974	—	—
Accumulated other comprehensive loss	(10,931)	(10,931)	(10,931)
Stock subscriptions receivable	(6,715)	(4,415)	(4,415)
Total stockholders’ equity	843,487	574,387	570,502
Noncontrolling interest	1,835	—	—
Total capitalization	$845,322	$574,387	$570,502

(1)                                 Receivable from affiliates primarily consists of two notes payable on demand owed by affiliates of ORIX USA in connection with cash management services provided to us by ORIX USA. Such notes will be replaced in connection with the offering by a single new Cash Management Agreement (as defined herein) with an affiliate of ORIX USA. The initial amount lent (and payable on demand) under the Cash Management Agreement is expected to be equal to the amount of the existing note owed by such affiliate of ORIX USA as of the closing date of this offering. See “Management’s Discussion and Analysis of Financial Condition and Result of Operations—Liquidity and Capital Resources.”

(2)                                 Historically, in connection with the periodic separation of certain of our former employees, and pursuant to the existing Fram Stockholders’ Agreement, Fram repurchased shares held by such persons in exchange for promissory notes. As of June 30, 2015, the aggregate principal amount of the various promissory notes is approximately $18.5 million. As part of the corporate reorganization, we will assume Fram’s obligations with respect to the promissory notes in exchange for an increase in like amount under our existing cash management arrangement with OCC. As described herein, upon the closing of the corporate reorganization, OCC will repay to us all amounts outstanding under the existing cash management arrangement (including the amount incurred in connection with our assumption of Fram’s obligations under the promissory notes). For additional information on the promissory notes, see “Description of Indebtedness.”

(3)                                 The short-term note is to be repaid immediately after the consummation of this offering.

DILUTION

The following table includes additional textual disclosure regarding the calculation of pro forma as adjusted net tangible book value.

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Pro forma net tangible book value per share represents our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of our common stock outstanding after giving effect to the corporate reorganization.

After giving effect to the sale of 13,059,139 shares of Class A common stock in this offering, and the issuance of restricted shares of Fram stock that we anticipate granting under the 2006 Plan to employees in connection with this offering and the conversion of such restricted shares into restricted shares of Class B common stock, and after the payment of estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2015 would have been approximately $(24.9) million, or approximately $(0.38) per share. This amount represents an immediate dilution in pro forma as adjusted net tangible book value of approximately $23.38 per share to new investors purchasing shares of Class A common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock.  Pro forma as adjusted net tangible book value is calculated by taking pro forma stockholders’ equity, then subtracting goodwill and other intangibles, and the deferred tax liability related to those intangibles.

The following table illustrates this dilution on a per share basis assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock:

Assumed initial public offering price per share	$23.00
Pro forma as adjusted net tangible book value per share as of June 30, 2015 after this offering	(0.38)
Dilution in net tangible book value per share to new investors	$23.38

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2015, the differences between the number of shares purchased, the total consideration paid in cash and the average price per share that existing owners and new investors paid. The calculation below is based on an assumed initial public offering price of $23.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting the estimated underwriting discount and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Average price
	Number	Percent	Amount	Percent	per share
Existing shareholders	52,144,865	80%	$560,035,850	65%	$10.74
New investors	13,059,139	20%	300,360,197	35%	23.00
Total	65,204,004	100%	$860,396,047	100%	$13.20

A $1.00 increase (decrease) in the assumed initial offering price would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $13.1 million, $13.1 million and $0.20 per share, respectively. An increase (decrease) of 1.0 million in the number of shares offered by the selling stockholders would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $23.0 million, $23.0 million and $0.35 per share, respectively.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting, BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department or email: dg.prospectus_requests@baml.com; or Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, NY 10282, telephone: (866) 471-2526 or email: prospectus-ny@ny.email.gs.com.

The information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. This information does not purport to be a complete description of the securities or of the offering. Please refer to the Preliminary Prospectus, as amended hereby, for a complete description.